Exhibit 99.1

WENCOAST RESTAURANTS, INC.

Financial Statements

For the Fiscal Years Ended December 31, 2006

and January 1, 2006

WENCOAST RESTAURANTS, INC.

Contents

Page
Independent Auditor’s Report	2
Balance Sheets	3
Statements of Operations and Accumulated Deficit	4
Statements of Cash Flows	5
Notes to Financial Statements	6-13

Independent Auditor’s Report

Board of Directors

Wencoast Restaurants, Inc.

Charleston, South Carolina

We have audited the accompanying balance sheets of Wencoast Restaurants, Inc. as of December 31, 2006 and January 1, 2006, and the related statements of operations and accumulated deficit and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wencoast Restaurants, Inc. as of December 31, 2006 and January 1, 2006, and the results of its operations and its cash flows for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.

Memphis, Tennessee

January 15, 2008

5100 Poplar Avenue • Clark Tower 30th Floor • Memphis, TN 38137 • Ph. 901.685.5575 • fax. 901.685.5583 • www.thompsondunavant.com a Professional Limited Liability Company

WENCOAST RESTAURANTS, INC.

Balance Sheets

December 31, 2006 and January 1, 2006

	December 31, 2006	January 1, 2006
Assets
Current assets
Cash and cash equivalents	$448,462	$1,294,504
Accounts receivable	4,605	24,844
Inventories	168,289	171,876
Prepaid expenses	376,433	354,067

Total current assets	997,789	1,845,291

Property and equipment, less accumulated depreciation	4,855,471	6,102,596

Other assets
Goodwill	5,798,038	6,626,330
Unamortized financing costs	191,315	239,030
Unamortized franchise fees	136,071	145,134
Note receivable	—	50,000
Deferred income taxes	883,000	883,000
Deposits and other assets	71,160	96,249

Total other assets	7,079,584	8,039,743

	$12,932,844	$15,987,630

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Current maturities of long-term debt	$9,828,284	$627,696
Accounts payable	668,255	641,662
Taxes payable and accrued	267,263	257,879
Accrued salaries and benefits	427,652	465,185
Other accrued expenses	732,964	859,577

Total current liabilities	11,924,418	2,851,999

Long-term debt, less current maturities	1,025,792	10,877,492

Deferred gain on sale-leaseback transactions	2,096,642	2,210,275

Deferred rent liability	161,656	—

Commitments and contingencies

Stockholders’ equity (deficit)
Class A voting common stock	980	980
Class B non-voting common stock	3,520	3,520
Additional paid-in capital	4,495,500	4,495,500
Accumulated deficit	(6,775,664)	(4,452,136)

Total stockholders’ equity (deficit)	(2,275,664)	47,864

	$12,932,844	$15,987,630

The accompanying notes are an integral

part of these financial statements.

WENCOAST RESTAURANTS, INC.

Statements of Operations and Accumulated Deficit

For the Fiscal Years Ended December 31, 2006 and January 1, 2006

	Fiscal Year 2006	Fiscal Year 2005
Net sales	$34,160,334	$35,281,107
Cost of sales	17,233,346	18,285,735

Gross profit	16,926,988	16,995,372
Operating expenses
Salaries and benefits	4,400,607	4,537,701
Rent	3,120,020	2,770,145
Administrative	2,008,787	1,989,878
Depreciation and amortization	1,859,604	1,912,298
Advertising	1,442,063	1,485,058
Royalties	1,366,471	1,411,656
Utilities	1,255,017	1,216,216
Interest expense	998,704	1,298,557
Repairs and maintenance	904,410	803,725
Corporate expenses	576,009	784,298
Taxes and licenses	405,532	364,552
Management fees	85,000	85,000

	18,422,224	18,659,084

Operating loss	(1,495,236)	(1,663,712)
Other Income (expense)
Interest income	—	2,795
Goodwill impairment	(828,292)	—

Total other income (expense)	(828,292)	2,795

Net loss	(2,323,528)	(1,660,917)
Accumulated deficit
Beginning of year	(4,452,136)	(2,791,219)

End of year	$(6,775,664)	$(4,452,136)

The accompanying notes are an integral

part of these financial statements.

WENCOAST RESTAURANTS, INC.

Statements of Cash Flows

For the Fiscal Years Ended December 31, 2006 and January 1, 2006

	Fiscal Year 2006	Fiscal Year 2005
Cash flows from operating activities:
Net loss	$(2,323,528)	$(1,660,917)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	1 ,859,604	1,912,298
Goodwill impairment	828,292	—
Loss on disposal of equipment	6,880	6,010
Changes in operating assets and liabilities
Accounts receivable	20,239	(7,713)
Inventories	3,587	35,192
Prepaid expenses	(22,366)	(117,802)
Note receivable	50,000	—
Deposits and other assets	25,089	37,280
Accounts payable	26,593	(234,040)
Taxes payable and accrued	9,384	6,448
Accrued salaries and benefits	(37,533)	(166,030)
Other accrued expenses	(126,613)	(4,585)
Deferred gain on sale-leaseback transactions	(113,633)	(62,376)
Deferred rent liability	161,656	—

Net cash provided by (used in) operating activities	367,651	(256,235)
Cash flows from investing activities:
Proceeds from sale-leaseback transactions	—	10,410,859
Sale-leaseback transaction expenditures	—	(278,414)
Capital expenditures	(562,581)	(1,629,406)

Net cash provided by (used in) investing activities	(562,581)	8,503,039
Cash flows from financing activities:
Proceeds from long-term borrowings	—	350,000
Principal payments on long-term debt	(651,112)	(7,646,607)

Net cash used in financing activities	(651,112)	(7,296,607)

Net increase (decrease) in cash and cash equivalents	(846,042)	950,197
Cash and cash equivalents at beginning of year	1,294,504	344,307

Cash and cash equivalents at end of year	$448,462	$1,294,504

Supplemental cash flow information:
Cash paid during the fiscal year for interest	$998,704	$1,237,461

The accompanying notes are an integral

part of these financial statements.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements

December 31, 2006 and January 1, 2006

Note 1 - Summary of significant accounting policies

Organization and nature of operations

Wencoast Restaurants, Inc. (the “Company”) was formed under South Carolina law on July 17, 2000. The Company operates thirty-one (31) Wendy’s restaurants in South Carolina and Georgia. The corporate office is located in Charleston, South Carolina.

The Company maintains its financial records on a 52-53 week fiscal year ending on the Sunday closest to December 31. The year ended December 31, 2006 (fiscal year 2006) and the year ended January 1, 2006 (fiscal year 2005) were both 52 week years.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand, cash on deposit with financial institutions, and certificates of deposit.

Inventories

Inventories consist primarily of food, beverages and paper goods and are stated at the lower of cost (first-in, first-out method) or market.

Property and equipment

Property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets using the straight-line method of depreciation. Estimated useful lives are generally fifteen to thirty-nine years for buildings and improvements and five to seven years for furniture, fixtures and equipment. Depreciation expense totaled $1,802,826 in fiscal year 2006 and $1,850,087 in fiscal year 2005.

Goodwill

Goodwill represents the excess of cost over fair value of tangible net assets acquired. Statement of Financial Accounting Standards No. 142 requires goodwill to be tested for impairment on an annual basis, or sooner if deemed necessary, and written down when impaired. Management evaluates goodwill for potential impairment based upon reviews of estimated future results of operations and cash flows. Impairment of goodwill totaled $828,292 in fiscal year 2006 related to three low-performing restaurants that were subsequently closed in fiscal year 2007 (see note 10). Management believes there was no impairment of goodwill in fiscal year 2005. There can be no assurance that future goodwill impairment tests will not result in an additional charge to earnings.

Other assets

Costs incurred associated with obtaining financing are deferred and amortized over the term of the related debt. The costs of franchise fees and licenses are amortized over their contractual lives which are generally twenty years. Amortization expense related to these costs totaled $56,778 in fiscal year 2006 and $62,211 in fiscal year 2005.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

December 31, 2006 and January 1, 2006

Note 1 - Summary of significant accounting policies (continued)

Sale-leaseback transactions

During fiscal year 2005, the Company entered into three sale-leaseback transactions with unrelated third-parties (see note 7). The sale of the eight restaurant properties resulted in gains of $2,272,651. In accordance with the provisions of Statement of Financial Accounting Standards No. 98, the gains on the sale-leaseback transactions have been deferred and will be recognized as a reduction of the associated lease expense over the term of the related leases. The amount of the gains deferred at December 31, 2006 and January 1, 2006 were $2,096,642 and $2,210,275, respectively. Gains recognized as a reduction in lease expense totaled $113,633 in fiscal year 2006 and $62,376 in fiscal year 2005.

Long-lived assets

The Company evaluates the recoverability of its long-lived assets, primarily fixed assets, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate the book value of the asset may not be recoverable. In accordance with SFAS 144, the Company uses the estimate of future undiscounted cash flows attributable to such assets over the remaining life in measuring whether the assets are recoverable.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $1,442,063 in fiscal year 2006 and $1,485,058 in fiscal year 2005.

Income taxes

The Company follows the asset and liability method for deferred income taxes as required by the provisions of Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements in order to conform with the 2006 financial statement presentation.

Use of estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

December 31, 2006 and January 1, 2006

Note 2 - Property and equipment

Property and equipment as of December 31, 2006 and January 1, 2006 consists of the following:

	December 31 , 2006	January 1, 2006
Land	$538,127	$538,127
Buildings and improvements	2,639,089	2,379,224
Furniture, fixtures and equipment	11 ,925,066	11,659,772

	15,102,282	14,577,123
Less accumulated depreciation	10,246,811	8,474,527

Net property and equipment	$4,855,471	$6,102,596

Note 3 - Long-term debt

Long-term debt as of December 31, 2006 and January 1, 2006 consists of the following:

	December 31, 2006	January 1, 2006
Note payable to GECC in monthly installments of $121,756, including principal and interest at 9.07%, maturing November, 2007	$9,728,750	$10,279,971
Notes payable to Regions Bank in monthly installments totaling $14,108, including principal and interest at rates ranging from 6.95% to 7.75%, maturity dates from June, 2010 to June, 2018	1,105,305	1,187,234
Notes payable collateralized by an automobile and certain equipment, payable in monthly installments totaling $2,521, including principal and interest at various rates, maturity dates from May, 2005 to March, 2009	20,021	37,983

	10,854,076	11,505,188
Less current maturities	9,828,284	627,696

Net long-term debt	$1 ,025,792	$10,877,492

All GECC and Regions Bank borrowings are collateralized by a security interest in substantially all restaurant equipment, furniture and fixtures. Certain store locations include real estate and buildings that are also collateral (see note 10).

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

December 31, 2006 and January 1, 2006

Note 3 - Long-term debt (continued)

Credit arrangements in connection with the notes payable to GECC contain, among other things, provisions regarding the maintenance of certain financial ratios and minimum cash flow requirements, as defined. As of December 31, 2006, the Company was not in compliance with certain of these financial covenants. In September, 2007, the Company obtained a waiver of these requirements as of December 31, 2006.

Principal maturities of long-term debt as of December 31, 2006 are as follows:

Fiscal Year
2007	$9,828,284
2008	98,361
2009	102,660
2010	85,642
2011	74,334
Thereafter	664,795

$10,854,076

Note 4 - Related party transactions

There was a note due from a stockholder at January 1, 2006 in the amount of $50,000. The note was unsecured, non-interest bearing and had an original maturity date in May, 2005. This note was cancelled in 2006 as a result of the Settlement Agreement referred to in note 7.

A certain stockholder is paid a quarterly management fee of $21,250. This stockholder was paid management fees of $85,000 in both fiscal years 2006 and 2005.

Note 5 - Retirement plan

The Company has a 401(k) retirement plan which covers all employees who meet eligibility requirements as defined. The Company’s contribution is based upon a matching percentage of the first 6% of participants’ eligible contributions not to exceed 3% of compensation. Effective January 31, 2005, the Company’s matching percentage was changed from 50% to 25%. Employer matching contributions totaled $9,764 in fiscal year 2006 and $17,006 in fiscal year 2005. The Company may also make additional discretionary contributions to the plan. There were no discretionary contributions in fiscal year 2006 or fiscal year 2005.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

December 31, 2006 and January 1, 2006

Note 6 - Stockholders’ equity

The authorized, issued and outstanding shares of capital stock at December 31, 2006 and January 1, 2006 are summarized as follows:

		Issued and Outstanding
	Authorized	Fiscal Year 2006	Fiscal Year 2005
Class A voting common stock, $.01 par value	200,000	98,000	98,000
Class B non-voting common stock, $.01 par value	800,000	352,000	352,000

Note 7 - Commitments and contingencies

Franchise commitments

Under the terms of its’ restaurant franchise agreements, the Company is obligated to make monthly royalty payments of four percent (4%) of net sales and monthly payments for national and local advertising and other fees at a minimum percentage of net sales. For the fiscal years ended December 31, 2006 and January 1, 2006, the amounts incurred under these agreements totaled $1,366,471 and $1,411,656, respectively, for royalties and $1,442,063 and $1,485,058, respectively, for advertising.

Lease commitments

In April, 2005, the Company entered into a sale-leaseback agreement with an unrelated party involving six restaurant properties. Under the arrangement, the restaurant properties with a net book value of $5,351,899 were sold for $7,188,152 and leased back under twenty year operating lease agreements. The Company received cash of $1,457,323, retired debt of $5,325,764 and paid closing costs and other fees related to the early retirement of debt with the remaining $405,065. The leases provide for aggregate monthly base payments of $48,280 and expire in March, 2025 with options to extend the term of the leases for two additional five year periods.

In December, 2005, the Company entered into a second sale-leaseback agreement with an unrelated party involving one restaurant property. Under this arrangement, the restaurant property with a net book value of $1,102,656 was sold for $1,746,912 and leased back under a twenty year operating lease agreement. The Company received cash of $518,590, retired debt of $1,121,322 and paid closing costs and other fees related to the early retirement of debt with the remaining $107,000. The lease provides for monthly base payments of $12,144 and expires in November, 2025 with options to extend the term of the lease for two additional five year periods.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

December 31, 2006 and January 1, 2006

Note 7 - Commitments and contingencies (continued)

In December, 2005, the Company entered into a third sale-leaseback agreement with an unrelated party involving one restaurant property. Under this arrangement, the Company simultaneously purchased the restaurant property, sold the property and entered into an agreement to lease back the restaurant. The Company purchased the restaurant for $1,329,858 and subsequently sold the restaurant for $1,475,795. The Company received cash of $119,694, recovered the purchase price of $1,329,858 and paid closing costs and other related fees of $26,243. The restaurant is leased under a twenty year operating lease agreement with two five year extension options. The lease provides for monthly base payments of $9,675 and expires in November, 2025.

The Company leases thirty (30) restaurant properties under lease agreements with third parties which expire at various dates through 2025. Rent expense under these operating leases totaled $3,120,020 in fiscal year 2006 and $2,770,145 in fiscal year 2005 (see note 10).

The Company leases an office facility and storage under noncancelable operating lease agreements which expires February 28, 2008. Monthly payments under these lease agreement total $3,013.

At December 31, 2006, future minimum rental payments required under noncancelable operating leases are as follows:

Fiscal Year
2007	$2,658,166
2008	2,508,197
2009	2,416,378
2010	2,090,739
2011	2,028,863
Thereafter	19,191,918

$30,894,261

Employee health benefit plan

The Company sponsors a self-insured, comprehensive health benefit plan designed to provide insurance for approved health claims of eligible participants up to a certain dollar amount. The Company maintains insurance for annual claims per employee in excess of $35,000. Expense recognized under the health benefit plan approximated $323,000 and $277,000 for the fiscal years 2006 and 2005, respectively. The Company accrues its estimated liability for these self-insured benefits, including an estimate for incurred but not reported claims. Management believes the accrual is sufficient to cover the Company’s estimated liability for covered claims.

Legal matters

On June 6, 2005, the Board of Directors terminated an individual who at the time was a stockholder, president of the Company, and a member of the Board. This stockholder subsequently filed suit against the remaining stockholder and the other members of the Board.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

December 31, 2006 and January 1, 2006

Note 7 - Commitments and contingencies (continued)

Legal matters (continued)

The Company filed a countersuit against this individual for matters pertaining to and arising out of the foregoing. On June 30, 2006, the parties executed a Settlement Agreement and Mutual Release in settlement of any and all claims related to these actions. The Settlement Agreement included, among other things, the payment of $515,000 to the former stockholder and cancellation of his $50,000 note payable to the Company (see note 4) and related interest, fees and costs. The former stockholder in return agreed to transfer and assign to the remaining stockholder all his rights, title and interests in the Company and in all franchise and license agreements related to the Company’s business. In addition, both parties agreed to a mutual release of any and all claims by either party.

Note 8 - Income taxes

There is no provision for income taxes for the fiscal years ended December 31, 2006 and January 1, 2006 as a result of operating losses and recording valuation allowances related to the deferred federal and state income tax benefits for each of the years. Deferred income taxes result from the tax benefit of federal and state net operating loss carryforwards, the use of different depreciation methods for financial reporting and tax purposes, and the differences in accounting for goodwill and the sale-leaseback transactions for financial reporting and tax purposes.

The components of the net deferred tax asset as of December 31, 2006 and January 1, 2006 are as follows:

	2006	2005
Deferred tax asset
Net operating loss carryforwards	$3,069,000	$2,524,000
Deferred gain on sale-leaseback	797,000	840,000
Deferred rent	61,000	—

	3,927,000	3,364,000
Deferred tax liabilities
Property and equipment	(452,000)	(655,000)
Goodwill	(599,000)	(731,000)

	(1,051,000)	(1,386,000)
Valuation allowance	(1,993,000)	(1,095,000)

Net non-current deferred tax asset	$883,000	$883,000

The Company has recorded a valuation allowance to reduce deferred tax assets to estimated net realizable value based upon management’s assessment of such amounts at December 31, 2006 and January 1, 2006. Management’s assessment will be updated periodically to reflect changes in the Company’s business and results of operations.

The Company has net operating loss carryforwards of approximately $8,075,000 to offset future federal and state taxable income. These carryforwards expire in the years 2020 through 2025.

WENCOAST RESTAURANTS, INC.

Notes to Financial Statements (Continued)

December 31, 2006 and January 1, 2006

Note 9 - Concentrations of risk

The Company maintains cash and cash equivalents at two (2) commercial banks in amounts which, at December 31, 2006 and at other times throughout the year, exceeded federally insured limits. The Company has minimized risk by depositing cash and cash equivalents in banks with a high credit standing. The Company has not experienced any losses of such funds and management believes the Company is not exposed to significant risk on cash and cash equivalents.

During fiscal years 2006 and 2005, the Company made significant purchases of food, beverages and paper goods from two vendors. Management does not consider this a significant risk, as there are other vendors available to replace current vendors.

Note 10 - Subsequent events

During July, 2007, the Company entered into an agreement to sell eleven (11) Wendy’s restaurants located in Augusta, Georgia for approximately $7,700,000. Additionally, the buyer acquired the franchise rights, certain other assets and liabilities, as defined by the agreement, and assumed all related operating lease obligations for the respective locations.

The Company used a portion of the proceeds from the Augusta market sale to reduce long-term debt payable to GECC by approximately $7,250,000 and refinanced the remaining debt of approximately $2,200,000. The new note payable matures August, 2017.

In addition to the sale of the Augusta, Georgia restaurants, the Company closed one (1) restaurant in Augusta, Georgia in January, 2007 and two (2) restaurants in Charleston, South Carolina in July and September, 2007. Based on management’s evaluation of estimated future results and cash flows for these restaurants, the Company recognized an impairment of goodwill related to these restaurants in the amount of $828,292 in fiscal year 2006 (see note 1).